<LOGO INDOSAT APPEARS HERE>


  PT Indosat Tbk Privatization - Government of Indonesia selects and signs agreement with winning bidder
                    in Indosat Privatization


Jakarta, 16 December 2002, The Goverment of Indonesia, acting through the Ministry of State Owned Enterprise (MSOE) announced on Sunday,
15 December 2002 that it has selected Singapore Technologies Telemedia Pte Ltd (ST Telemedia) as the winning bidder for the purchase of 434,250,000 Series B ordinary shares of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (Indosat or the Company), representing 41.94% of the total and issued share capital of Indosat. The complete text of the MSOE s Press Release is attached.

Indosat is provider of telecommunications service in Indonesia and the Company's shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT).


For Further Information Please Contact :
Corporate Communications Division PT Indosat (Persero) Tbk
Telp : 62-21- 3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website:www.indosat.com


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 <MSOE Logo Appears Here>


                           Press Release

      Government of Indonesia selects and signs agreement with winning bidder in Indosat Privatization

Jakarta, 15 December 2002 - The Ministry of State Owned Enterprises (the
MSOE) is pleased to announce that it has selected Singapore Technologies Telemedia Pte Ltd (ST Telemedia) as the winning bidder for the purchase of 434,250,000 Series B ordinary shares of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (Indosat or the Company), representing 41.94% of the total and issued share capital of Indosat.
The MSOE today signed a Share Purchase Agreement with ST Telemedia and expects to close the transaction before the end of the year. ST Telemedias offer of Rp5.62 trillion, or Rp12,950 per share for the 41.94% stake, represents a 50.6% premium to Indosats closing share price of Rp8,600 on the Jakarta Stock Exchange on Friday 13 December 2002.

Final bids were received at 5:00pm (WIB) on Friday, 13 December from Singapore Technologies Telemedia Pte Ltd and Telekom Malaysia Bhd
(Telekom Malaysia) from among four bidders who were previously shortlisted by the MSOE. Both ST Telemedia and Telekom Malaysia submitted final bid prices above Rp12,000 per share, with ST Telemedia submitting the higher price.

Laksamana Sukardi, Minister for State-Owned Enterprises noted, The Privatization has met a number of objectives. From a financial perspective, it achieved the Governments minimum price target and the Governments 2002 fiscal year budget. From an industry perspective, it helps facilitate the Governments policy to promote investment in the strategic telecommunications industry as well as accelerating liberalization. From the perspective of Indosat and its minority shareholders, the privatization has resulted in a value creating strategic partnership being established between Indosat and a leading telecom player in the region with a strong commitment to working with Indosat to promote the Companys, its employees and the industrys objectives.

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[MSOE Logo Appears Here]

Mahmuddin Yasin, Deputy Minister of State Owned Enterprises for
Restructuring and Privatizations, who led the Indosat privatization team commented, The paramount objective in the Indosat privatization was to conduct a fair, transparent and competitive process. The process resulted in the Government achieving a competitive price and terms for the privatization.

Widya Purnama, President Director of Indosat, noted The employees of Indosat are a strategic asset of the company. The privatization include terms which protected and enhanced the welfare and interests of all of Indosats employees. Indosats Board of Directors supports the privatization program and anticipates synergy with the new strategic partner to enhance value for Indosats business in the future. We look forward to working with our new strategic partner.


The Indosat privatization which raised Rp5.62 trillion is the largest ever privatization completed in Indonesia and will ensure that the Government fulfils its budget commitment for 2002.


PT Danareksa Sekuritas and Credit Suisse First Boston (Singapore)
Limited were joint financial advisors to the Government.


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Perusahaan Perseroan (Persero) P.T.
                                 Indonesian Satellite Corporation


Date: December 16, 2002          By: /s/ Widya Purnama
                                 -------------------------------
                                 Name: Widya Purnama
                                 Title: President

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